Exhibit 99.4

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York time) on December 9, 2026) The undersigned holder of American Depositary Shares ("ADSs") representing ordinary shares (the "Shares") of Jianzhi Education Technology Group Company Limited (the "Company") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so for practicable, to vote or cause to be voted the amount of Shares or other deposited securities represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business on November 12, 2026 at the Extraordinary General Meeting of Shareholders of the Company to be held on at 9:00 p.m., Beijing Time, on Monday, December 14, 2026 at 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People's Republic of China (and at any adjournment thereof), in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. Jianzhi Education Technology Group Company Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Extraordinary General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (New York time) on December 9, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Jianzhi Education Technology Group Company Limited For Shareholders of record as of November 12, 2026 Monday, December 14, 2026 9:00 p.m., Beijing Time 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People's Republic of China

Please make your marks like this: PROPOSAL YOUR VOTE SPECIAL RESOLUTION FOR AGAINST ABSTAIN To approve the reorganization of the share capital of the Company involving a capital reduction and shares subdivision. Please refer to the notice of the EGM for the full text of this resolution #P2# #P2# #P2# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly) Jianzhi Education Technology Group Company Limited Extraordinary General Meeting of Shareholders